[JER Investors Trust Inc. Letterhead]

February 27, 2009

Via EDGAR and Fax

Mr. Kevin Woody, Accounting Branch Chief

Mr. Howard Efron, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile: (202) 772-9210

RE:	JER Investors Trust Inc. Annual Report on Form 10-K for the Year Ended December 31, 2007 and Proxy Statement dated April 29, 2008; File No. 001-32564

Dear Messrs. Woody and Efron:

We acknowledge receipt of your comment letter, dated February 24, 2009 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the Year Ended December 31, 2007 (the “Form 10-K”) and Definitive Proxy Statement dated April 29, 2008 (the “Proxy Statement”) filed by JER Investors Trust Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”). Set forth below are the Company’s responses to the Comment Letter. For the convenience of the review of the staff of the Commission (the “Staff”), the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of such comments.

Form 10-K for the Year Ended December 31, 2007

General

1.	Please submit your response letter dated January 16, 2009 to EDGAR and apply this comment to future response letters.

The Company will promptly submit its response letter, dated January 16, 2009, to the Commission’s EDGAR system. The Company will also submit all future response letters, including this letter, to the Commission via EDGAR.

Securities and Exchange Commission

February 27, 2009

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Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Securities Valuation, page 67

2.	We have reviewed your response to comment number one. Please confirm to us that you will include the similar information provided to us regarding the primary variables that impact your CMBS valuation, the sensitivity analysis surrounding those variables, specifically the discount rate, and the impact of prepayment assumptions in future filings.

The Company confirms that it will include information regarding the primary variables that impact its CMBS valuation, the sensitivity analysis surrounding those variables, including the discount rate(s) used in such analysis, and the impact of the Company’s prepayment assumptions in the Company’s future filings with the Commission.

Definitive Proxy Statement filed April 29, 2008

Long-Term Equity Incentives, page 17

3.	We note your response to comment 9 of our letter dated December 18, 2008. Please confirm that, in addition to disclosing the factors considered by the Committee and the factors involved in management’s recommendations, you will also disclose the reasons for any differences in the awards granted to each officer.

The Company confirms that, to the extent it issues any equity incentive awards, it will disclose the reasons for any differences in the awards granted to the officers of the Company, as well as the factors considered by the Company’s Compensation Committee and the factors involved in management’s recommendations with respect to such awards, in the Company’s future filings with the Commission.

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission discussed herein;

•	Staff comments or changes to disclosure in response thereto do not foreclose the Commission from taking any action with respect to filings with the Commission; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 27, 2009

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Although we plan to expand our disclosures in future filings with the Commission in response to the Comment Letter, our responses to the Comment Letter should not be considered an indication that we believe any disclosures in the Form 10-K or the Proxy Statement are inadequate or incorrect in any material respect.

If you have any questions or further comments, please feel free to contact me directly at (703) 714-8182, or via fax at (703) 336-8352.

Very truly yours,

/s/ J. Michael McGillis
J. Michael McGillis
Chief Financial Officer

cc:	Daniel T. Ward

JER Investors Trust Inc.

David J. Goldschmidt

Skadden, Arps, Slate, Meagher & Flom LLP

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